Via Facsimile and U.S. Mail
Mail Stop 6010

September 25, 2008

Elizabeth A. Keys
Senior Vice President and Chief Financial Officer
Syncora Holdings, Ltd.
26 Reid Street,
Hamilton, Bermuda HM 11

Re: Syncora Holdings, Ltd.
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Form 10-Q for the Quarterly Period Ended June 30, 2008
      File Number: 001-32950

Dear Ms. Keys:

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Exposure to Residential Mortgage Market, page 78

1. For each of your ABS CDO's in the table on page 84, please disclose:

    - the original level of subordination when you insured these transactions and the level as of December 31, 2007; and
    - your net derivative liability as of December 31, 2007.

2. For each of your CDO squared exposures in the table on page 85, disclose your net derivative liability as of December 31, 2007.

3. Please modify your direct RMBS exposure by deal tables to include the cumulative losses, subordination, and the amount of loans that are delinquent, defaulted or in foreclosure.

Critical Accounting Policies and Estimates
Reserves for Losses and Loss Adjustment Expenses, page 85

4. For your case basis reserves of financial guarantee insurance business written, please expand your disclosure to discuss what other models similar to cash flows you use to estimate the net present value of the anticipated shortfall between the scheduled payments and the proceeds to be received from the sale of collateral and the instances when you would use each model. In addition, please disclose if any of the quantitative and qualitative factors you disclose are weighted greater than other factors considered, and if so, which factors. Also discuss the historical experience and trends in the factors and how they have impacted your current reserve estimates.

5. Please expand your disclosure to discuss the internal processes you have to use to verify the reserve amounts you obtain from cedants. Please discuss how often you perform these reviews, any time lag you have between when the loss are incurred and when you record the reserves, and whether your periodic reviews of the information received from the cedants has resulted in material difference in loss reserve amounts from the reserves originally reported by the ceding companies.

6. Given your significant increase in loss reserves from 2006 to 2007 and the current credit market conditions, please provide additional disclosure to explain why you believe it is appropriate to rely on the same initial expected loss ratio of 20% that you used since 2004 for your unallocated reserves given that historical experience does not appear to represent the loss ratio for the current guarantee environment and that the industry loss experience has increased since 2004.

ABS CDOs, page 95

7. Please expand your disclosure for your ABS CDOs, HELOCs and Other investments to discuss the trends you have experienced in the key assumptions that affect the loss reserves for these financial guarantees and how the trends were factored into your current loss estimates.

8. Please disclose how you determined that the investments in 3rd level CDOs would experience a 75% loss, and that 40% of the 3rd level CDOs were subject to events

of default. In addition, please expand your disclosure around other assumptions stated throughout your filing. If the assumptions were based on historical experience or industry experience, please state so.

HELOCs, page 97

9. Please revise your sensitivity analysis around the default rate and draw rate to include a reasonably likely change in these assumptions and how you determined these changes (e.g. based on historical or industry experience). If the 1% change depicted is a reasonably likely change in these assumptions, please disclose this fact.

Valuation of Credit Default Swaps, page 98

10. Please revise your sensitivity analysis around the rates of return and discount rate to include reasonably likely changes in these assumptions and how you determined these changes (e.g. based on historical or industry experience). If the changes depicted are reasonably likely changes in these assumptions, please disclose this fact. Please also provide a sensitivity analysis around your internal credit spread and the credit spreads of the underlying collateral of the CDSs.

Note 23 - Quarterly Financial Information, page 200

11. Most of the increase in your loss and loss adjustment expenses was recorded in the fourth quarter of 2007. Please tell us what events occurred in the quarter that caused the increase in the loss reserve and why the reserves were not recorded during quarters earlier in the year. Revise your disclosures as appropriate.

Form 10-Q for the Quarterly Period ended June 30, 2008

Notes to Unaudited Interim Consolidated Financial Statements
Note 4. Derivative Financial Instruments, page 15

12. You disclose that you fair value your CDS contracts at the amount of premium that would be required by a market participant to assume the risk in your credit derivative portfolio at the measurement date. Please disclose whether you base the fair values of your CDS contracts on the price that another insurer would charge a mortgage-backed or bond issuer or the price that a reinsurer would charge another insurance company in a reinsurance market.

We understand that when a financial guarantor insurance company purchases "reinsurance" on a CDS from a reinsurance company (obtains reinsurance), generally there is a ceding commission (payment back to the ceding company) that is approximately 30% of the contractual premium on the ceded policy. Thus, on a cash flow basis, the insurance company purchasing the reinsurance on a CDS generally will only have to pay the reinsurer approximately 70% of the premium that would be charged by the direct writer of the underlying policy.

This difference, if it exists, may exist in part for the reason described in SFAS 157, paragraph 17d, namely that the market in which the written credit derivative transactions occur differs from the market in which the liability could be transferred, as evidenced by the differences in counterparties and contractual terms that exist between the written and purchased credit derivatives. If the fair value of your written credit derivatives approximates the price that a financial guarantor would charge a mortgage-backed security or bond issuer but in fact the policy would be transferred in a market more akin to the reinsurance market involving other monolines at a 30% discount to that price, it appears that basing the fair value of the written policy on what another monoline might charge a mortgage-backed security or bond issuer, may not be reflective of the appropriate principal market for transferring the liability and hence may not be consistent with the exit price requirements included in the definition of fair value in SFAS 157, paragraph 5. Please clarify what your policy is and why you believe it is consistent with the exit price requirements of SFAS 157.

13. Because you engage in the practice of purchasing CDS (acquiring reinsurance on CDS contracts), please tell us whether you included the ceding commission in the determination of the fair value of such contracts (a) before the adoption of SFAS 157, and (b) after the adoption of SFAS 157. Regarding your adoption of SFAS 157, tell us whether you consider yourself to have had an other than insignificant amount of servicing element associated with the ceding commission which was excluded from the fair value of the purchased CDS contract.

14. Please tell us whether the company had any material amounts of written or purchased CDS contracts measured at fair value under SFAS 133 using the transaction price in accordance with EITF Issue 02-3 and for which contracts, when adopting SFAS 157, the company applied paragraph 37b of SFAS 157.

15. We believe that your disclosure could be improved so that a reader of your financial statements can better understand how you establish the fair value of CDS contracts. For contracts that are not based on quoted market prices, please disclose the process for determining the fair value of these contracts. Please enhance your disclosure regarding the contractual terms, methods, inputs and assumptions used to calculate the fair value of your CDS contracts to achieve this objective. Where differences exist among the contracts, please disaggregate your discussion of the aforementioned items by significant CDS collateral class (for example residential real estate, commercial real estate, corporate investment grade and corporate non-investment grade).

16. Please disclose how credit price indices are used to value the in-force CDS contracts. Specifically disclose what credit price indices are used and how the company uses them to calculate the credit spreads of the underlying collateral and ultimately the fair value.

17. You disclose that in instances where a reference obligation experienced credit deterioration resulting in expected losses, the fair value of your CDS contracts was primarily determined using broker quotes or other price indications on the underlying referenced obligations. Please revise your disclosure to address the following:

   - The number of quotes or prices you generally obtained, and how you used this information to determine the ultimate value recorded in your financial statements;
   - Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties;
   - The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
   - Whether the quotes obtained from third parties are binding or non-binding; and,
   - The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

18. You disclose that your CDS contracts generally contain deductibles or subordination levels. Please explain what the deductibles represent and how the deductibles impact your payment obligations in these contracts.

19. You disclose that under SFAS 157 you are required to consider your own non-performance risk when measuring the fair value of derivatives and other liabilities. Please disclose how you factored your own non-performance risk into your CDS fair value models. If it is factored into the discount rate, please disclose your credit spread used to determine the discount rate when calculating the fair value of the CDS contracts for each period presented.

20. You disclose that your consideration of non-performance risk resulted in a reduction in the Company's net derivative liability of approximately $13.2 billion as of June 30, 2008, which appears to represent an additional $12.3 billion reduction since March 31, 2008. Please disclose how the $13.2 billion was factored into the table on page 19 and quantify and explain other factors offsetting the decrease due to non-performance risk resulting in a $294,500,000 loss in "total realized and unrealized gains /(losses) included in earnings."

Note 11. Liabilities for Unpaid Losses and Loss Adjustment Expenses, page 29

21. Please provide the following to explain the reasons for your change in estimate for your losses and loss adjustment expenses:
   a. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
   b. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
   c. Please tell us whether and how the unallocated reserves were affected by this change in assumptions and increase in case reserves.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant